SEC Mail Processing

JUN 17 2019

Washington, DC

19010691

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brockett Tamny & Co. Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 S. Flower Street, Suite 2350
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C. Brockett 213-452-4433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter C. Brockett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockett Tamny & Co. Incorporated, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

MANAGING DIRECTOR

Title

Notary Public

JOSE A. LANDEROS
COMM. #2162498
Notary Public - California
Los Angeles County
My Comm. Expires Aug. 12, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Brockett Tamny & Co. Incorporated

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Brockett Tamny & Co. Incorporated as of March 31, 2019, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Brockett Tamny & Co. Incorporated as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brockett Tamny & Co. Incorporated's management. My responsibility is to express an opinion on Brockett Tamny & Co. Incorporated's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Brockett Tamny & Co. Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Brockett Tamny & Co. Incorporated's auditor since 2018.

Tarzana, California

May 8, 2019

Brockett Tamny & Co. Incorporated
Statement of Financial Condition
As of March 31, 2019

ASSETS

Cash	$ 16,361
Advances to Affiliates	6,000
Prepaid Expenses	431
Deposits	20,469
TOTAL ASSETS	**$ 43,261**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 591
Total Liabilities		591
Shareholders' Equity		
Common Stock ($1 par value, 100,000 shares authorized 10,012 shares outstanding)	$ 10,012	
Paid-in Capital	309,988	
Retained earnings (deficit)	(277,329)	
Total Shareholders' Equity		42,671
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**$ 43,261**

See Auditor's Report and accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Operations
For Year Ended March 31, 2019

Revenue	
Consulting Fees	$ 60,000
Interest Income	7
Dividend Income	39
Total Revenue	60,046
Operating Expenses	
Business License Fees	2,320
Information and data	2,380
Insurance	11,559
Professional Services	6,037
Regulatory fees	2,787
Rent	46,742
Telephone	3,619
Travel and Transportation	900
All other	2,290
Total Operating Expenses	78,634
Income (loss) before tax provisions	(18,588)
Income tax provisions	800
Net Loss	**($ 19,388)**

See Auditor's Report and accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Changes in Shareholders' Equity
For Year Ended March 31, 2019

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance March 31, 2018	10,012	$ 10,012	$ 309,988	$ (257,941)	$ 62,059
Net Loss				$ (19,388)	$ (19,388)
Balance March 31, 2019	10,012	$ 10,012	$ 309,988	$ (273,329)	$ 42,671

See Auditor's Report and accompanying Notes to Financial Statements

Brockett Tamny & Co. Incorporated
Statement of Cash Flows
For Year Ended March 31, 2019

Cash Flows from Operating Activities	
Net Income (loss)	($ 19,388)
Adjustments to reconcile net assets to net cash provided by operating activities:	-
Net cash flows from operating activities	(19,388)
Cash Flows from Financing Activities	
Repayment from affiliates	12,235
Repayment to affiliates	(4,600)
Repayment to shareholders	(7,813)
Net cash flows from financing activities	(178)
Net increase (decrease) in cash	(19,566)
Cash at March 31, 2018	35,927
Cash at March 31, 2019	16,361
SUPPLEMENTAL INFORMATION	
Interest paid	-
Income taxes paid	$ 800

See Auditor's Report and accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Brockett Tamny & Co, Incorporated (the "Company") was incorporated in the State of California on July 13, 1990 as a C Corporation. The Company is a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer which comprises several classes of services, including:

- Acting as Agent in the Private Placement of Securities
- Providing Advice on Merger and Acquisitions

Under its membership agreement with FINRA, and pursuant to Rule 15c3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking – Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services and fees earned in the placement of equity and debt securities for corporate clients.

Income Taxes – the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized normally in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued) – The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to examinations by the US Federal and State tax authorities from 2014 to the present, generally for three years after tax returns are filed.

Note 3 - Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)" from which the Company generates its revenue. For more detailed information about reportable segments:

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from and research services. rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in the Company's inventory.

C. Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

Note 3 – Revenue (continued)

Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of April 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at April 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client by providing due diligence services, pre-transaction structuring advice, fairness opinions and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgment to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 4 – Fair Value

FASB ASC 820 defines fair value, established a framework for measuring fair value, and estimates a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in Level 1) that are observed for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Note 4 – Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2019

Fair Value Measurements on a Recurring Basis
As of March 31, 2019

	Level 1	Level 2	Level 3	Total
	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

There were no Levels to measure at March 31, 2019.

Note 5 – Related Party

From time to time, the Company borrows and lend funds from and to several affiliated entities in which the officers of the Company have a majority ownership interest. At March 31, 2019, the amount due from one of these entities was $6,000. These temporary loans are all interest free if repaid by December 31, 2020. It is possible that the terms of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Timing of repayment of advances to affiliated entities is based upon the sale of certain assets owned by those entities for which the advance was used in part or in whole to finance. Timing of repayments of advances from affiliated entities and shareholders is solely at the discretion of the Company.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-3) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-3 Also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2019, the Company had a net capital of $15,770 which was $10,770 in excess of its required net capital of $5,000. The Company's net capital ratio is 0.0375 to 1.

Note 7 – Income Taxes

At March 31, 2019, there was a Federal net operating loss (NOL) carry forward of approximately $369,871 and a California NOL carry forward of $230,859. The Federal tax can be carried forward 20 years. California carry forward period is 10 years for the 2000 to 2007 tax years and 20 years for tax years beginning 2008. At March 31, 2019, the Company recorded the minimum California franchise tax of $800 and did not record deferred tax benefits.

Note 8 – Lease Accounting - ASC842

The Company has reviewed ASC842 Lease Accounting and does not believe that it is applicable to the Company because the operating lease for the Company's office space expires in nine months, on January 31, 2020.

The Company leases office space under a non-cancellable operating lease expiring January 31, 2020. At March 31, 2019, future minimum lease payments under this agreement are:

To:	1/31/2020	$ 66,701
	Total	$ 66,701

In addition, the Company subleases part of its facilities, on a month to month basis, at $2,613 per month. Rent expense for the twelve months ended March 31, 2019, net of the sublease, was $46,742.

Note 9 – Exemption from SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Accounts for the Exclusive Benefit of Customers" of the Company.

Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal year ended March 31, 2019 because the Company's SIPC net Operating Revenues are under $500,000.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end March 31, 2019 through May 8, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Brockett Tamny & Co. Incorporated
Schedule I – Computation of Net Capital Requirements
For Year Ended March 31, 2019

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 42,671
Non-allowable assets	
Rent Deposit	(19,802)
Advances to Affiliates	(6,000)
Prepaid FINRA fees	(667)
Prepaid Expenses	(431)
Net Capital	$ 15,770
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness	
6 2/3% of net aggregate indebtedness	$ 39
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 10,770
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 10,711
Computation of Aggregate Indebtedness	
Total liabilities	$ 591
Aggregate Indebtedness to Net Capital	0.037

The following is a reconciliation of the above net capital computation with the Company's corresponding Unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 15,770
Adjustments:	
Net Capital per Audited Report	$ 15,770

Brockett Tamny & Co. Incorporated
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2019

A computation of reserve requirements is not applicable to Brockett Tamny & Co, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Brockett Tamny & Co. Incorporated
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of March 31, 2019

Information relating to possession or control requirements is not applicable to Brockett Tamny & Co, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Brockett Tamny & Co. Incorporated
Los Angeles, California

I have reviewed management's statements, included in the accompanying Brockett Tamny & Co. Incorporated, Exemption Report in which (1) Brockett Tamny & Co. Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brockett Tamny & Co. Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and 2 Brockett Tamny & Co. Incorporated stated that Brockett Tamny & Co. Incorporated met the identified exemption provision throughout the most recent fiscal year without exception. Brockett Tamny & Co. Incorporated's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Brockett Tamny & Co. Incorporated's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
May 8, 2019

BROCKETT TAMNY & CO.
INCORPORATED

Brian W. Anson, CPA
18401 Burbank Blvd., #120
Tarzana, CA 91356

May 8, 2019

Re: SEC Rule 17a-5(d) (4) Exemption Report

Dear Mr. Anson:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Brockett Tamny & Co. Incorporated met the Section 204, 15c3-3 (k) (2) (i) exemption for the period April 1, 2018 to March 31, 2019.

Sincerely,

Peter C. Brockett
Managing Director

444 SOUTH FLOWER STREET SUITE 2350 LOS ANGELES, CALIFORNIA 90071
TELEPHONE (213) 452-4433 FACSIMILE (213) 452-4434